+1 212 450 4000 davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

August 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sandra Hunter Berkheimer

     David Lin

     Mark Brunhofer

     Michelle Miller

Re:  Circle Internet Financial Limited

    Amendment No. 1 to Draft Registration Statement on Form S-1

    CIK No. 0001876042

Ladies and Gentlemen:

On behalf of our client, Circle Internet Group, Inc. (the “Company” or “Circle”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 submitted on April 12, 2024 (the “Draft Registration Statement”) contained in the Staff’s letter, dated July 2, 2024 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”) together with this response letter. The Amended Draft Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

General

1.	We note your responses to comments 1, 39 and 48. We continue to consider your responses and may have further comments.

Response: The Company acknowledges the Staff’s comment.

2.

Please review capitalized terms throughout your registration statement to ensure that they are defined. For example, we note that “Reserve Management Standard” and “Reserve Management Committee” have not been defined.

Response: The Company has revised the disclosure throughout the Amended Draft Registration Statement to define capitalized terms that are not proper nouns.

3.

We have the following comments regarding your discussion of the nature of the Company’s present assets as they relate to the Company’s analysis under section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”):

Division of Corporation Finance U.S. Securities and Exchange Commission

•

Please provide a description of your current assets that distinguishes between “securities” as that term is defined in section 2(a)(36) of the 1940 Act and assets that are not—rather than any distinction between purported “Neutral Assets” and “Relevant Securities” developed for the separate analysis under Rule 3a-1. In your response, please separately identify each constituent category of assets, together with their amounts.

Response: The Company respectfully advises the Staff that although it holds a significant amount of stablecoin reserves in the Circle Reserve Fund, which currently contributes the majority of the Company’s income, the Company is not an investment company under Section 3(a)(1)(A).1 In summary, the Company is not primarily engaged in the business of investing, re-investing, or trading in securities under Section 3(a)(1)(A) for the following reasons, which are discussed in greater detail in our responses below:

•

The Company holds reserves in the Circle Reserve Fund in furtherance of its primary business of developing and operating the market infrastructure for its stablecoins, and not with investment intent or purpose, which is consistent with prior Staff positions applying Section 3(a)(1)(A) in other contexts.

•

While the Company is not required to hold reserves in the Circle Reserve Fund, the Company believes that holding reserves in the Circle Reserve Fund, as compared to bank demand deposits (which are not securities under Section 2(a)(36)), is currently an effective means to protect liquidity and preservation of the reserves for its stablecoin holders, and to address increasing market concerns regarding bank credit risk. Without a safe and reliable option such as the Circle Reserve Fund, the Company risks suffering from the negative perception that its reserves may be subject to bank credit risk, and as a result, losing market share and end-users for its stablecoins.

•

In the current environment of high interest rates, even if the Company held the bulk of its reserves in bank demand deposits, it could still earn significant income from such deposits relative to other current sources of income. Thus, the Company’s significant reserve income is not indicative of a primary business of investing, re-investing, or trading in securities.

•

The Company believes that no reasonable investor would purchase shares of the Company for indirect exposure to income generated from the Company’s holdings in the Circle Reserve Fund. For example, the Company has significant distribution and transaction costs relating to stablecoin distribution and marketing, and other costs and expenses related to conducting the Company’s primary operating business, which reduce the Company’s income from the Circle Reserve Fund and far exceed the costs that would be incurred by an investment company that simply invests in securities as its primary business. Furthermore, if a reasonable investor were primarily seeking returns from such holdings, it could do so more directly and efficiently by purchasing shares of a comparable fund that satisfies the requirements of Rule 2a-7 under the 1940 Act (a “Rule 2a-7” Fund) directly without taking on the other risks involved in an investment in the Company’s common stock.

To address the Staff’s comment in the first bullet above, the definition of a “security” under Section 2(a)(36) of the 1940 Act lists, among other things, any “stock,” “bond,” or “evidence of indebtedness” and therefore, would generally include U.S. Treasury bills and shares of money market funds, such as the Circle Reserve Fund.2 Thus, with respect to the assets factor under the Tonopah Mining analysis

[1]

In addition, as discussed in the Company’s response to the Staff’s prior comment 3 in the response letter submitted on April 12, 2024, the Company is not an investment company under Section 3(a)(1)(C). In that regard, the Company’s holdings of the Circle Reserve Fund are not treated as “investment securities” in accordance with Willkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

[2]

Under Section 2(a)(36) of the 1940 Act, a “security” is defined as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

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discussed in our response letter submitted on April 12, 2024 to the Staff’s prior comment 3, the following assets on the Company’s December 31, 2023 Consolidated Balance Sheets could potentially be considered “securities” for the 1940 Act purposes: (a) approximately $22,237,9633 in shares of the Circle Reserve Fund, a registered investment company that holds itself out as a money market fund, seeks to maintain a stable net asset value of $1.00 per share, and satisfies the requirements of Rule 2a-7 under the 1940 Act and $116,187 in shares of other Rule 2a-7 Funds, (b) approximately $249,388 in U.S. government securities, (c) approximately $22,559 in stablecoins receivables, which consists of loan receivables in stablecoins, (d) approximately $75,874 in investments, which consists of the Company’s strategic investments, (e) approximately $3,536 in digital assets, which consists of the Company’s digital asset holdings other than Bitcoin and Ethereum, and (f) approximately $102,646 of receivables derived from securities.4 The value of such securities as of December 31, 2023 amounted to approximately $22,808,153 or 86% of the Company’s total assets on a consolidated basis with its wholly-owned subsidiaries, which amounted to approximately $26,520,743. The remaining assets on the Company’s Consolidated Balance Sheets consist primarily of: cash in demand deposits with banks, the offsetting asset recorded as “assets related to safeguarding obligations” on the Company’s Consolidated Balance Sheets in accordance with Staff Accounting Bulletin No. 121 (“SAB 121”), accounts receivables (e.g., for goods sold or services rendered), prepaid expenses, fixed assets, goodwill, and intangible assets that are not securities.

Although the Company’s shares in the Circle Reserve Fund constitute a large portion of its total assets, such holdings do not cause the Company to be an investment company under Section 3(a)(1)(A). In interpreting the treatment of Rule 2a-7 Funds for purposes of the Rule 3a-1 tests, the Staff determined that with respect to Section 3(a)(1)(A), an issuer with a large percentage of its total assets in Rule 2a-7 Fund shares could be considered an investment company under section 3(a)(1)(A) “if its primary business is investing, reinvesting, or trading in shares of money market funds (or in shares of money market funds and other securities), or if it holds itself out as being primarily engaged in such a business.”5 In the Company’s case, although it holds a large percentage of its total assets in shares of a Rule 2a-7 Fund, for the reasons discussed below, the Company is not primarily engaged in the business of investing in Rule 2a-7 Funds or other securities, and does not hold itself out as such. In particular, the Company does not hold shares of the Circle Reserve Fund for investment purposes; rather the Company holds such shares in order to preserve reserve assets for, and provide liquidity to (i.e., to support redemptions), the stablecoin holders, which is necessary for its primary business in operating the market infrastructure for its stablecoins. Thus, holding reserve assets in the Circle Reserve Fund enables the Company to operate its primary business in line with the expectations of its end-users and other market participants with respect to the safety and soundness of reserve assets, as further discussed below.

The Company could hold the reserves in assets other than the Circle Reserve Fund or other securities. For example, the Company is free to hold the reserves in demand deposits with banks. Cash in bank demand deposits, unlike Rule 2a-7 Funds, would not be considered “securities” as defined under Section 2(a)(36). However, holding a large amount of its reserve assets in bank demand deposit accounts would not be practicable for the Company, and would not likely satisfy the safety and soundness expectations of the stablecoin holders. The Company believes that shares of the Circle Reserve Fund, which invests in

[3]	All figures provided in our response to the Staff’s comments 3-7 are provided in thousands.
[4]

The Company does not treat Bitcoin or Ethereum as “securities” under Section 2(a)(36) of the 1940 Act, consistent with prior public statements of the Staff. See, e.g., William Hinman, Director, Division of Corporation Finance, SEC, Remarks at the Yahoo Finance All Markets Summit: Digital Asset Transactions: When Howey Met Gary (Plastic) (Jun. 14, 2018), available at https://www.sec.gov/news/speech/speech-hinman-061418.

[5]	Wilkie, Farr & Gallagher, SEC No-Action Letter (Oct. 23, 2000).

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U.S. Treasury obligations and overnight reverse repurchase agreements with Global Systemically Important Banks (G-SIBs) collateralized by U.S. Treasury obligations, is a means for the Company to ensure safe, sound, and operationally efficient management of its reserve assets for stablecoin holders. By comparison, bank demand deposits are subject to the credit risk of the financial institutions taking the deposits, and are insured by the FDIC only up to a limit of $250,000 per financial institution. Given the large amount of reserves that the Company must maintain to back its stablecoins, which exceeded $24 billion as of December 31, 2023, it would be impossible for the Company to maintain deposit accounts within the FDIC insurance limit for each financial institution, as there are only just over 4,500 FDIC-insured financial institutions in existence today.6 Moreover, after the regional banking crisis in March 2023, end-users and other market participants have shown increasing concerns regarding stablecoin issuers’ ability to withdraw reserve funds held in bank deposit accounts in order to honor stablecoin redemptions.7 Thus, holding the bulk of liquid reserves in the Circle Reserve Fund is an important measure for the Company to be able to address growing concerns among end-users and other market participants regarding bank failures and bank credit risk,8 and to protect against the significant adverse consequences to the Company’s operating business (e.g., decrease in USDC in circulation and temporary secondary market price dislocation of USDC’s price compared to the dollar) that was experienced after the regional banking crisis in March 2023. Without the Circle Reserve Fund, the Company risks losing end-users and market share for its stablecoins, which would be detrimental to the growth of its primary business of developing and operating the market infrastructure for such stablecoins.

The safety and soundness of the reserve assets and protection of stablecoin holders are the Company’s primary motivations in determining where to hold reserves. The Company is continually reassessing the best means to hold reserves in terms of protecting liquidity and preserving reserves for stablecoin holders, i.e., not with a view to pursuing a stated investment objective or investment strategy. Currently, the Company believes the Circle Reserve Fund is an important means for the Company to ensure safe, sound, and operationally efficient management of its reserve assets, but the Company would be free to use bank demand deposits if circumstances changed, for example, if the FDIC deposit limit were increased. Moreover, while the Company does earn significant interest from the Circle Reserve Fund in the current interest rate environment, it could also have earned significant interest from bank demand deposits, which are not securities under Section 2(a)(36). Thus, even if the Company held reserve assets only in bank demand deposit accounts, putting aside the significant negative impact that bank credit risk concerns could have on its business, the Company could still earn significant reserve income amounts relative to its other income. As such, the Company’s use of the Circle Reserve Fund does not indicate that it is primarily engaged in investing in securities. Rather, its use of the Circle Reserve Fund is driven predominantly by the protection of its reserve assets and the preservation of end-user confidence in its safety and soundness, and not by any investment intent.

In other contexts, the Staff has taken the position that issuers holding large amounts of investment securities in segregated portfolios to back obligations owed with respect to customer transactions in connection with their primary operating businesses are not investment companies, even though the amount of such investment securities caused the issuers to fail the numerical tests under Section

[6]	FDIC Quarterly Report, Volume 18, Number 2, Quarterly Banking Profile First Quarter 2024, available at: https://www.fdic.gov/analysis/quarterly-banking-profile/fdic-quarterly/index.html.
[7]

For example, in S&P Global Ratings’ December 12, 2023 Stablecoin Stability Assessments, S&P Global Ratings gave a lower assets assessment (i.e., 2 (strong) rather than 1 (very strong)) to another stablecoin whose issuer held a higher percentage of its reserve assets in deposit accounts as compared to the Company. S&P Global Ratings noted that such stablecoin issuer’s deposits were held in multiple FDIC-insured banks, and may be held with less creditworthy institutions. S&P Global Ratings’ assets assessment for the Company’s USDC at that time was 1 (very strong).

[8]

We note that holding reserve assets in Circle Reserve Fund shares exposes the reserves to the counterparty risks associated with the issuer, manager and custodian of the Circle Reserve Fund, as noted in our response to the Staff’s comment 18 below, however, the Company believes those risks are greatly outweighed by the risks of holding the stablecoin reserves in uninsured bank accounts.

Division of Corporation Finance U.S. Securities and Exchange Commission

3(a)(1)(C).9 In First Data, the Staff permitted an issuer, a non-bank provider of payment services, and its wholly-owned subsidiary, which was primarily engaged in the business of issuing and selling “official checks” through a network of third-party banks, to treat a large, segregated portfolio of investment securities on their balance sheets as neutral assets for purposes of the assets test under Section 3(a)(1)(C). First Data and its subsidiary held such segregated portfolio for the purpose of backing payment obligations in respect of the official checks purchased by their customers. Notably, even though First Data and its subsidiary held a large percentage of their assets in a segregated portfolio of investment securities (unlike the Company, which primarily holds its segregated assets in securities that are treated as neutral under Rule 3a-1), and retained the returns on such investment securities, the Staff did not consider this fact to raise an issue for First Data or its subsidiary under Section 3(a)(1)(A). The Staff implicitly took the position that First Data and its subsidiary would not be considered investment companies under Section 3(a)(1)(A) if, by treating their segregated portfolio of investment securities as neutral assets, they passed the Section 3(a)(1)(C) assets test. Similarly, in Accor Services, the issuer in question was primarily engaged in the business of providing meal vouchers and held a large portfolio of investment securities (i.e., over 40% of its total assets) on its balance sheet. The principal purpose of such portfolio was to back the issuer’s payment obligations in connection with its primary business of providing meal vouchers. The Staff accepted the issuer’s argument that despite the large amount of investment securities on its balance sheet, and the fact that the issuer retained the returns on such investment securities, the issuer was not an investment company under Section 3(b)(1) because based on the Tonopah Mining factors, the issuer was primarily engaged in the meal voucher business, and not in the business of investing, re-investing, or trading in securities. As in First Data, the Staff implicitly did not consider the large amount of investment securities on the issuer’s balance sheet to raise an issue for the Tonopah Mining analysis under Section 3(a)(1)(A). Thus, if the issuers’ portfolio of actual “investment securities” did not raise a Section 3(a)(1)(A) issue for the Staff in First Data and Accor Services, the Company’s neutral assets such as the Circle Reserve Fund shares should present even less of a concern under Section 3(a)(1)(A).

The language of Section 3(a)(1)(A) itself also demonstrates that the Company’s use of the Circle Reserve Fund, in order to protect reserve assets, does not cause the Company to be an investment company. In particular, Section 3(a)(1)(A) refers to an issuer being deemed an investment company if it is primarily engaged in the business of “investing, re-investing or trading in securities,” but does not include the “owning, holding” language that appears in Section 3(a)(1)(C). The difference in language suggests that there is a higher threshold for an issuer’s business activities to be considered investment company activities under Section 3(a)(1)(A).10 In considering arguments based on this language, the Staff interpreted Section 3(a)(1)(A) to mean that an issuer “may be considered to be engaged primarily in the business of investing in securities within the meaning of subsection (A) if it had an investment purpose in acquiring the securities that it holds, and engages in no business other than investing in securities that may be considered ‘primary.’”11 As discussed above, and with respect to the public representation factor in our response to comment 6 below, the Company is primarily engaged in the business of operating the

[9]

First Data Corporation, SEC No-Action Letter (Jan. 13, 2004); Accor Services, SEC No-Action Letter (Jun. 7, 2010). We note that the Staff has stated that no other parties may rely on the no-action position taken in First Data. The Company clarifies that it does not seek to rely on such no-action position, as the Company would not be an investment company under Section 3(a)(1)(A) regardless of the relief provided therein. Rather, we refer to First Data and Accor Services because they illustrate the Staff’s interpretation that holding securities in support of customer obligations does not necessarily demonstrate that an issuer is primarily engaged in the business of investing, re-investing, or trading in securities.

[10]

The Commission recognizes the difference in language, commenting that: “section 3[(a)(1)(A)] does not apply to companies which merely ‘own or hold’ securities, while section 3[(a)(1)(C)] applies to such companies.” Certain Prima Facie Investment Companies, SEC Release No. 10937 (Nov. 13, 1979) at n. 8.

[11]

Credit Suisse First Boston Corp., SEC No-Action Letter (Sept. 9, 1998). In Credit Suisse, the Staff indicated that a passive trust that held only government securities, and which was formed to serve as a conduit to allow investors to receive the returns on the underlying government securities and engaged in no other business, was an investment company under Section 3(a)(1)(A). The Company, however, is engaged in a non-investment business and utilizes the Circle Reserve Fund for non-investment purposes, as further discussed in the responses to comments 3 and 4.

Division of Corporation Finance U.S. Securities and Exchange Commission

market infrastructure for stablecoins, which is considered by the public to be the Company’s primary business. In addition, as discussed above, the Company’s reserve assets are necessary for the operation of the Company’s primary business, as the Company needs to hold such liquid reserves to back its stablecoins. Furthermore, holding such reserves primarily in the Circle Reserve Fund is an important means for the Company to be able to address end-users and other market participants’ concerns regarding the safety and soundness of its reserves, and exposure to the credit risk of banks. As such, the Company holds Circle Reserve Fund shares in furtherance of its primary operating business, and not for investment purposes. Thus, consistent with the Staff’s interpretation of Section 3(a)(1)(A) in Credit Suisse, the Company should not be considered to be engaged primarily in the business of investing, re-investing, or trading in securities within the meaning of Section 3(a)(1)(A).

As demonstrated above, with respect to issuers that hold significant amounts of securities, the Staff has taken the position that whether such issuers are investment companies under Section 3(a)(1)(A) depends on the context in which the issuers acquire and hold such securities. Indeed, in interpreting the Tonopah Mining factors, the court in National Presto stated that the nature of a company’s assets is not the most important of the five factors.12 In the Company’s case, as in First Data and Accor Services, it acquires and holds a significant amount of securities not for investment purposes, but rather to back its obligations to its customers and stablecoin holders. The Company is free to use other means to hold the reserves, but currently, for the reasons discussed above, the Company believes that holding reserves in the Circle Reserve Fund offers effective protection for reserve assets and for that reason, also makes the Company’s products more attractive in the market. Thus, although the Company holds a large percentage of its assets in shares of the Circle Reserve Fund, it is not an investment company under Section 3(a)(1)(A) because, as discussed above, the Company holds such shares as liquid reserves to back its stablecoins in order to operate its primary business in a manner necessary to ensure preservation of reserve assets and liquidity for stablecoin holders, and not for investment purposes.

•

You indicate that the Company holds securities, including shares of the Circle Reserve Fund, to the extent “necessary” to back its stablecoins. Please clarify why it is “necessary” for the Company to hold such securities, in light of the fact that demand deposits, or other assets that are not securities as defined in section 2(a)(36) of the 1940 Act, would appear to similarly “back” the Company’s stablecoins.

Response: Please see our response to the Staff’s comment in the first bullet above.

•

Please expand your discussion of the nature of the Company’s present assets to reflect the Company’s responses to the above-listed questions when evaluating whether the Company is primarily engaged in the business of investing in securities.

Response: Please see our response to the Staff’s comment in the first bullet above.

4.	We have the following comments regarding your discussion of the sources of the Company’s income as it relates to the Company’s analysis under section 3(a)(1)(A) of the 1940 Act:

•

Please provide a description of your income that distinguishes between “securities” as that term is defined in section 2(a)(36) of the 1940 Act and assets that are not—rather than any distinction between purported “Neutral Assets” and “Relevant Securities” developed for the separate analysis under Rule 3a-1. In your response, please separately identify each constituent category of assets, together with their amounts.

[12]	Id. at 314 (rejecting the assertion that the composition of a company’s assets is the “most important” of these five considerations).

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Response: With respect to the income factor under the Tonopah Mining analysis, on the Company’s consolidated financial statements dated as of December 31, 2023, the Company’s total net income after taxes for the four fiscal quarters ended December 31, 2023 amounted to approximately $267,562 on a consolidated basis with its wholly-owned subsidiaries. For the four fiscal quarters ended December 31, 2023, the Company’s income and expense items potentially attributable to securities (as defined in Section 2(a)(36)) for such period were: (a) $1,269,300 of reserve income attributable to the Company’s holdings in shares of the Circle Reserve Fund and U.S. government securities, (b) $11,966 of gains from digital assets other than Bitcoin or Ethereum, and (c) $10,317 of interest income from corporate holdings of U.S. government securities, Rule 2a-7 Funds, and other securities.

A substantial majority of the Company’s consolidated net income for the four fiscal quarters ended December 31, 2023 consisted of reserve income attributable to Circle Reserve Fund shares and U.S. government securities, which are generally considered securities as defined in Section 2(a)(36) of the 1940 Act.13 However, a large amount of reserve income is not necessarily indicative of a primary business of investing, re-investing, or trading in securities. For example, the Company also had significant distribution and transaction costs related to stablecoin distribution and marketing, and other costs and expenses related to conducting the Company’s primary operating business—i.e., running and growing its stablecoin network and infrastructure—amounting to approximately $1,216,060. Such costs and expenses do not relate to the investment of reserve assets in securities and in no way resemble the cost structure of an investment company that simply invests in securities as its primary business. Thus, notwithstanding the large amount of reserve income, the Company’s high operating costs demonstrate that the Company’s day-to-day activities are dominated by its primary engagement in operating the marketing infrastructure for stablecoin and providing related services, and not investing in securities.

Furthermore, the Company could hold assets other than securities as reserve assets. However, as discussed above, it has elected to hold the Circle Reserve Fund as it believes that the Circle Reserve Fund, rather than bank deposits or other non-security assets, is the most effective means for the Company to ensure safe, sound, and operationally efficient management of its reserve assets. This is particularly important in light of the heightened concerns regarding bank credit risk after the regional bank crisis in March 2023. The Company’s significant amount of reserve income earned from such shares has been driven in large part by the increase in interest rates over the last several years, as opposed to purposeful investing by the Company, and thus does not indicate that the Company is primarily engaged in investing in securities. Indeed, in a high interest rate environment, the Company could also earn significant interest from cash held in bank demand deposits accounts, which are not securities under Section 2(a)(36). Moreover, the Company is clearly not primarily engaged in the business of seeking high interest rates through an investment in Circle Reserve Fund shares, as higher interest rates can have adverse consequences for the Company’s primary operating business. During times of high interest rates, the Company may experience declines in the volume of USDC in circulation, as the opportunity cost of holding USDC, which does not pay interest, may be perceived to exceed the utility of USDC as a means for the exchange of value, which can lead end-users to exit USDC and move assets to instruments that do pay interest. Such a decline in USDC in circulation could be detrimental to the Company’s primary business of developing and operating the market infrastructure stablecoins and thus, an investment objective of seeking high interest rates through an investment in securities is at odds with the Company’s objective of growing such infrastructure. This factor further indicates that the Company is not a mere investor seeking to capture high rates.

As discussed in our response to the Staff’s comment 3 above, the language of Section 3(a)(1)(A) as compared to Section 3(a)(1)(C), as well as Staff guidance regarding issuers that hold significant amounts of securities to back customer transactions (and retain the income from such securities), shows that

[13]	See supra n.2.

Division of Corporation Finance U.S. Securities and Exchange Commission

whether such issuers are investment companies under Section 3(a)(1)(A) depends on the context in which they hold such securities. In considering arguments based on the language used in Section 3(a)(1)(A) as compared to the more expansive language of Section 3(a)(1)(C), the Staff interpreted Section 3(a)(1)(A) to mean that an issuer “may be considered to be engaged primarily in the business of investing in securities within the meaning of subsection (A) if it had an investment purpose in acquiring the securities that it holds, and engages in no business other than investing in securities that may be considered ‘primary.’”14 In the Company’s case, although the Company currently has significant income from its holdings in shares of the Circle Reserve Fund, as discussed above, the Company holds such shares as liquid reserves in furtherance of its primary operating business, with the fundamental objective of ensuring preservation of reserve assets and liquidity for stablecoin holders, and not for investment purposes. Thus, consistent with the Staff’s guidance in Credit Suisse, the Company should not be considered to be engaged primarily in the business of investing in securities within the meaning of Section 3(a)(1)(A). Furthermore, the Staff implicitly did not consider the issuers in First Data and Accor to be investment companies under Section 3(a)(1)(A) even though such issuers held large amounts of investment securities on their balance sheets, and retained the income from such investment securities, for the purpose of backing their customers’ transactions.15 If such issuers’ holdings and income from actual “investment securities” did not raise a Section 3(a)(1)(A) issue for the Staff in First Data and Accor, the Company’s neutral assets such as the Circle Reserve Fund shares should present even less of a concern under Section 3(a)(1)(A). Importantly, the Company could still earn significant income even if it held reserves primarily in bank demand deposit accounts, which are not securities under Section 2(a)(36), but it believes that would not be as protective of its reserve assets and would hurt market perceptions of its products. Thus, the fact that the Company has significant reserve income in these circumstances does not indicate that it is primarily engaged in investing, re-investing, or trading in securities.

•

On page 12 you describe the company’s “current revenue model” as substantially dependent on your ability to “monetize the amount of money on the network….” Please explain the way you view this revenue model’s relation to your purported primary business of “developing and operating the market infrastructure for stablecoins, and blockchain applications more generally…” and discuss whether and to what extent these specific activities (i.e., those relating to stablecoin infrastructure and blockchain applications) are primarily designed to increase the “money stock” on the network so that the Company may increase the size (and income from) the Company’s interest in the Circle Reserve Fund.

Response: As the Company’s operating results are directly exposed to interest rate fluctuations, the Company believes that its current revenue model, including its reserve income, has been successful in helping to insulate its business from revenue fluctuations while the Company continues to focus on fundamental organic growth. As the network grows for the Company’s stablecoins, it expects to build new fee-based revenue streams, which may include fees that monetize the movement of money across the network, and subscription fees for its various Web3 Services. The Company does not view, and has never portrayed, its product initiatives aimed at growing the utility of its stablecoins and the volume of its stablecoins in circulation, as being designed to increase the size of, and income earned from, its holdings in Circle Reserve Fund shares. As discussed in our response to the Staff’s comment 3 above, the Company’s holdings in the Circle Reserve Fund are a means for the Company to ensure safe, sound, and operationally efficient management of its reserve assets, and are not viewed as a major driver of the Company’s growth objectives.

[14]	Credit Suisse First Boston Corp., SEC No-Action Letter (Sept. 9, 1998).
[15]	First Data Corporation, SEC No-Action Letter (Jan. 13, 2004); Accor Services, SEC No-Action Letter (Jun. 7, 2010).

Division of Corporation Finance U.S. Securities and Exchange Commission

•	Please discuss whether and how your efforts with respect to market infrastructure or blockchain applications relate to stablecoins other than USDC and EURC.

Response: The Company respectfully advises the Staff that its market infrastructure and blockchain applications efforts do not relate to stablecoins other than USDC and EURC. In the event that in the future the Company has material plans to introduce additional stablecoins, the Company will update its disclosures.

•	Please clarify your references to the reserves as being for the “exclusive benefit of stablecoin holders” in light of the Company’s current revenue model.

Response: The Company respectfully advises the Staff that while the Company retains the interest earned in respect of the reserves, the Company holds only bare legal title in the accounts holding the reserves, and maintains no legal, equitable, financial, or ownership interest over the reserves themselves.16

•

In your response you indicate that “the Company does not believe that reasonable investors would purchase shares of the Company for indirect exposure to income generated from the Company’s holdings in … the Circle Reserve Fund and U.S. government securities.” Please explain why reasonable investors would not expect direct exposure to income generated from the Company’s securities holdings, in light of (i) the Company’s stated revenue model, (ii) the fact that the Circle Reserve Fund constitutes the substantial majority of all of the Company’s assets, (iii) the Circle Reserve Fund appears to be named after the Company, and (iv) the Company appears to be the only permitted holder of the Circle Reserve Fund’s securities. Please also explain what income investors in the Company’s equity would gain exposure to if not the Circle Reserve Fund, in light of these considerations.

Response: The Company believes that no reasonable investor would purchase shares of the Company for indirect exposure to income generated from the Company’s holdings in the Circle Reserve Fund. For example, as noted above, the Company has significant distribution and transaction costs relating to stablecoin distribution and marketing, and other costs and expenses related to conducting the Company’s primary operating business, which far exceed the costs that would be incurred by an investment company that simply invests in securities as its primary business. The Company’s large operating costs significantly dilute its income from the Circle Reserve Fund and thus, reasonable investors would not consider an investment in the Company’s common stock to be an attractive means to gain exposure to such income. In addition, although the Company is the only investor in the Circle Reserve Fund, and shares its name with the fund, the Company is under no obligation to continue to invest in the Circle Reserve Fund, and can change amounts invested in the Circle Reserve Fund at any time. Furthermore, if a reasonable investor was primarily seeking returns from such holdings, it could do so more directly and efficiently by purchasing shares of a comparable Rule 2a-7 Fund directly without taking on the other risks involved in an investment in the Company’s common stock.

Moreover, the Company believes that reasonable investors view its primary business as operating the market infrastructure for its stablecoins and providing related services, and would base their decision to invest in the Company upon these commercial activities. Indeed, the valuation of the Company’s common stock by an independent valuation firm engaged by the Company for the U.S. Internal Revenue Code of 1986 Section 409A (“IRC 409A”) purposes compared the Company’s multiples to other operating companies in the industry, such as FinTech companies and payment services companies. Furthermore, in a recent survey of prospective investors in equity securities of the Company conducted under Rule 163B of the Securities Act of 1933, as amended (“Rule 163B”), not a single investor identified a Rule 2a-7 Fund or other mutual fund as a comparable peer to the Company. Rather, the Company is generally viewed by prospective investors to be primarily engaged in an operating business in the FinTech and

[16]

See Note 2 “Summary of significant accounting policies—Assets segregated for the benefit of stablecoin holders” to the Company’s consolidated financial statements included in the Amended Draft Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission

payment service industry, and not as a mere vehicle for an investment in the Circle Reserve Fund or other securities. Although the Company’s operating business does not generate large amounts of fee-based revenues at this time, the Company believes that investors in the Company’s common stock would seek exposure to the market opportunities in the internet financial system, and the Company’s expertise and ability to create new products and services to capture such opportunities, as the primary drivers of the Company’s value.

•

You describe potential new fees to be introduced in the future and indicate that “such new fees are expected to provide an important potential long-term source of revenue for the Company going forward.” Please describe (i) the likelihood that such new fees would be introduced in the foreseeable future and (ii) whether you anticipate such fees would compose a significant portion of your income and in what approximate amounts. Please also clarify if you believe that income from securities, including from the Circle Reserve Fund, will continue to compose a substantial majority of the company’s income in the foreseeable future.

Response: It is difficult at this stage to predict the likelihood that the Company will be able to introduce fees for its services in the foreseeable future. Although the Company continues to seek potential opportunities to diversify its sources of revenues, the Company expects that given the large amount of reserves that are needed to back its stablecoins, coupled with the expectation that interest rates will remain high in the medium term, reserve income will continue to be a significant portion of the Company’s revenues going forward. As discussed above, however, the Company is not obligated to use the Circle Reserve Fund and it could use other means to hold the reserves, such as bank demand deposit accounts (subject to bank credit risk concerns), which in the current environment of high interest rates could also contribute significant amounts of reserve income. Moreover, as the interest rate environment moderates, the relative mix of the Company’s revenues may change as well.

•

Please expand your discussion of the sources of the Company’s income to reflect the Company’s responses to the above-listed questions when evaluating whether the Company is primarily engaged in the business of investing in securities. Please ensure you discuss, among other things, the importance of earning interest from the Circle Reserve Fund in your response.

Response: Please see our response to the Staff’s comment in the first bullet above.

5.

We have the following comments regarding your discussion of the activities of the Company’s directors, officers, and employees as it relates to the Company’s analysis under section 3(a)(1)(A) of the 1940 Act:

•

Describe who performs the “sound reserve management” activities that are described as “central to Circle’s operations” on page 15, including who serves as part of the “reserve management infrastructure” described on page 120, including on the “Reserve Management Committee” and “reserve operations team.”

Response: Circle’s reserve management personnel includes: (i) the members of its reserve management committee (the “Committee”) and (ii) members of its Treasury function. The Committee provides governance, oversight, and accountability around the management of its stablecoin reserves and is chaired by the Chief Financial Officer. The Committee consists of six voting members (including the Company’s Chief Financial Officer, Chief Executive Officer, and senior level executives across the Company’s Risk, Legal, Product, and Strategy functions) and three non-voting members (i.e., Treasurer, Director of the Reserve Management Team, and Head of Internal Audit). The Committee sets the strategy for reserve management, approves guidelines and limits within which day-to-day reserve management should be conducted, and approves changes to the strategy, limits, and any exceptions or changes to the Company’s reserve management. Within the guidelines, targets, and limits set by the Committee, the Company’s reserve management and strategy team (the “Reserve Management Team”), under the supervision of the Company’s Treasurer, manages the daily operations of its stablecoin reserves, including regular activities such as allocating reserve funds, partner relationship management,

Division of Corporation Finance U.S. Securities and Exchange Commission

and creation of reporting and monitoring tools. Other personnel within the Company’s Treasury function spend a portion of their time and efforts to improve liquidity and preservation of the reserves by (i) facilitating account openings with bank institutions and (ii) assessing risks related to the reserves, including counterparty due diligence, stress-testing, and development of the Company’s banking network and asset alternatives that may be considered for reserve eligibility.

•

Describe how, when, and who determines to invest reserves in the Circle Reserve Fund or other securities. To the extent such actions are automatically performed, please describe the circumstances of that automation, as well as who controls the circumstances under which such automation could be changed.

Response: The allocation of Circle’s reserves among eligible assets is managed by the Reserve Management Team, under the supervision of the Company’s Treasurer, subject to the guidelines and limits set by the Committee. Decisions on allocations within the parameters set forth by the Committee are facilitated by operating targets. Flows between reserve bank accounts are automated to streamline operations and ensure that sufficient liquidity is maintained to support projected end-user activity. Changes to operating targets are managed by the Treasurer and the Reserve Management Team, unless changes to guidelines or limits are recommended which would require approval by the Committee. Allocations between bank accounts and the Circle Reserve Fund are not automated. The Committee reviews allocations at each meeting, and may update guidelines or limits, or recommend changes.

Circle allocates stablecoin reserves across the different types of reserve assets in accordance with its reserve management standard in a manner designed to ensure available liquidity to meet redemption requests. The portion of stablecoin reserves that are held as cash at banks is informed by its historical experience of the liquidity required to meet redemption requests and the time required to convert other reserve assets into cash. Any excess cash (i.e., amounts not required to satisfy near-term redemption requests based on its historical experience) is held in the Circle Reserve Fund, in an attempt to mitigate the credit risk of holding cash at banks exceeding FDIC insurance limits. As such, the day-to-day activities of the reserve management personnel focus on analyzing the liquidity of the reserve assets in light of anticipated stablecoin activity, as opposed to managing an investment strategy or monitoring investment performance. Thus, the activities of such personnel demonstrate that the Company’s primary focus is the protection of liquidity and preservation of the reserves for its stablecoin holders, and not investing in securities to earn income.

•	Describe the Company’s partnerships with financial institutions established as part of the Company’s “reserve management infrastructure” and who is responsible for establishing and/or managing them.

Response: With respect to Circle’s reserve management infrastructure, Circle currently maintains: (a) demand deposit accounts titled for the benefit of holders of stablecoins (i.e., not for Circle’s proprietary funds), primarily with banks designated by the Financial Stability Board as G-SIBs, and (b) an account for subscriptions to the Circle Reserve Fund managed by BlackRock Advisors, LLC. Circle’s Treasury function, which is authorized by Circle’s Chief Financial Officer and/or Treasurer following an approval by the Committee, is responsible for opening such accounts with banks and BlackRock Advisors, LLC. As such, the Company’s reserve management infrastructure involves managing not only an account with respect to Circle Reserve Fund shares, but also demand deposit accounts with various banks. As noted above, such infrastructure is managed with the primary purpose of ensuring liquidity and preservation of reserves, and not with a view to achieving a stated investment objective or strategy.

•

Please clarify (i) whether, in your response dated April 12, 2024, you considered all directors, officers, and employees of the Company and, also, its subsidiaries and (ii) what activities you consider to be management of “the Company’s treasury activities, including managing Neutral Assets” and how those relate to the above-described activities concerning reserve management.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: Our response dated April 12, 2024 to the Staff’s prior comment 2 took into consideration all directors, officers, and employees of Circle, including its subsidiaries as of March 31, 2024. With respect to the Company’s reserve management activities, the members of the Committee described above spend a small portion of their time participating in such reserve management activities, except for the Director of the Reserve Management Team, who participates on a full-time basis. In addition, the Reserve Management Team consists of four employees who are allocated full-time to reserve management activities.

Circle’s corporate treasury activities are handled by a separate team (approximately five individuals) within Circle’s Treasury function, which is primarily responsible for liquidity and capital management matters for the Company (excluding the reserves). Such corporate treasury activities include managing corporate bank accounts and allocations of balances to cash equivalents including U.S. government money market funds and other high quality liquid assets. As noted in our response to the first bullet above, certain personnel within the Company’s Treasury function spend a portion of their time supporting reserve management activities as well as corporate treasury activities.

•

Please describe the relationship between the Company and the Circle Reserve Fund, including by addressing the general terms of your arrangement with the Circle Reserve Fund, your ability to direct investments, any history of determining or controlling investments, and your relationship and interaction with the Circle Reserve Fund’s investment adviser.

Response: Circle has subscribed for and is a holder of shares designated as “Institutional Shares” of the Circle Reserve Fund. The Circle Reserve Fund is managed by BlackRock Advisors, LLC, as investment manager, subject to the oversight of the BlackRock Funds’ board of trustees. Circle does not have representation on the BlackRock Funds’ board of trustees. Circle does not have any special arrangements with respect to the Circle Reserve Fund that would enable Circle to direct or veto decisions made by BlackRock Advisors, LLC and/or BlackRock Funds’ board of trustees, and Circle does not have a history of determining or controlling investment decisions made by BlackRock Advisors, LLC. In the event that Circle is not satisfied with BlackRock Advisors, LLC’s management of the Circle Reserve Fund (e.g., managed in a manner that is not consistent with the Company’s reserve management standard), Circle’s primary recourse would be to redeem its Institutional Shares.

•

Please expand your discussion of the Company’s directors, officers, and employees to reflect the Company’s responses to the above-listed questions when evaluating whether the Company is primarily engaged in the business of investing in securities.

Response: As noted in our responses to the Staff’s comments in the bullets above, the vast majority of the approximately 900 employees of the Company and its subsidiaries are engaged full-time in activities to support the Company’s primary business of operating and developing the market infrastructure for its stablecoins. Only four of such employees, as well as the Director of the Reserve Management Team, are dedicated full-time to the reserve management function. These are the personnel who constitute the Reserve Management Team. The other senior executives and directors noted in our response to the first bullet above (approximately eight individuals) serve on the Committee and spend only part of their time on reserve management activities. Finally, approximately 10 less senior individuals within Circle’s Treasury function spend a portion of their time on activities related to the reserves, including activities unrelated to securities, such as facilitating banking relationships. As discussed in greater detail in our response to the Staff’s comment 3 above, the fundamental purpose of the Company’s reserve management function is to seek preservation of reserve assets and liquidity for stablecoin holders to support the strength and growth of its operating business, as opposed to seeking mainly income and returns, which would be typical of an investment company primarily engaged in investing in securities. Moreover, the day-to-day activities of the reserve management personnel focus on analyzing the liquidity of the reserve assets in light of anticipated stablecoin activity, as opposed to managing an investment strategy or monitoring investment performance. Thus, the activities of such personnel demonstrate that the Company’s primary focus is the protection of liquidity and preservation of the reserves for its stablecoin holders, and not investing in securities to achieve a stated investment objective or strategy, which

Division of Corporation Finance U.S. Securities and Exchange Commission

would be indicative of an investment company primarily engaged in investing in securities. As such, this factor supports the position that the Company is not primarily engaged in the business of investing, re-investing, or trading in securities.

6.	We have the following comments regarding your discussion of the public representations of the Company’s policies as it relates to the Company’s analysis under section 3(a)(1)(A) of the 1940 Act:

•

Please describe the Company’s public representations of policies relating to its reserve management, reserve management infrastructure, the Circle Reserve Fund, or the Company’s reserve income, including any tailored for investors or potential investors in equity securities issued by the Company.

Response: In its representations to the public, the Company describes its reserve management function, including its holdings in the Circle Reserve Fund, as an integral component of its overall primary business of developing and operating the market infrastructure for its stablecoins. In such representations, the Company emphasizes that the fundamental objective of its reserve management function is to provide sound reserve management with the overarching purpose of ensuring liquidity and preservation of reserves for its stablecoin holders, as opposed to any investment purpose.17 The Company’s public disclosures do not in any way suggest that the purpose of its reserve management infrastructure is to manage a portfolio of securities for the benefit of the Company’s shareholders. The Company’s disclosures make clear that although the Company retains the income earned in respect of the reserves, the Company holds only bare legal title in the accounts holding the reserves, and maintains no beneficial interest or property rights over the reserves themselves.18 The Company’s disclosures also make clear that the Company is not obligated to hold reserves in the Circle Reserve Fund or any other securities, and is free to hold reserves in non-security instruments such as bank demand deposits.19 As such, the Company’s descriptions of its reserve assets, including its holdings in the Circle Reserve Fund, are closer in nature to the segregated portfolio of investment securities maintained by First Data to back its payment obligations to customers, which as discussed in our response to the Staff’s comment 3 above, did not raise an issue under Section 3(a)(1)(A).20 Thus, as further discussed below, the Company believes that its public representations of the reserve management infrastructure, as well as its overall operating business, do not hold the Company out as an investment vehicle whose purpose is to enable its shareholders to invest in reserve assets such as the Circle Reserve Fund.

•

On page 12 of your response, you indicate that the Company has “consistently emphasized its operating results … and has never emphasized … its investment income….” Please clarify whether the Company views its “reserve income” to be a component of the Company’s “operating results.” If so, please address the significance—for purposes of evaluating whether the Company represents itself as primarily engaged in the business of investing in securities—of the fact that the Company considers its “reserve income” (i.e., income substantially derived from securities) to

[17]

For example, in the “Business” section of the Company’s Amended Draft Registration Statement, the Company introduces the section entitled “Reserve Management Infrastructure” by stating: “Sound reserve management (ensuring liquidity and preservation of reserve assets) is central to Circle’s operations.” On the Company’s website, on the page that describes the composition of the Company’s reserves, including the Circle Reserve Fund, the Company explains that the primary purpose of the reserves is to provide liquidity and stability for stablecoin holders: “The reserve is designed to provide [stablecoin] holders with ready liquidity, even under extremely stressed conditions.” In a recent presentation to potential investors in equity securities of the Company conducted under Rule 163B, the slide describing the Company’s “Robust reserve management infrastructure” explained that “Reserve management provides for 1:1 redeemability and liquidity.”

[18]	See “Business—Treatment of Reserve Assets” in the Amended Draft Registration Statement.
[19]

See “Risk Factors—Risks related to our business and industry—We hold a substantial amount of USDC reserves in the Circle Reserve Fund and thus are subject to risks associated with the issuer, the manager, and the custodian of the Circle Reserve Fund.” in the Amended Draft Registration Statement: “If the terms of the Circle Reserve Fund are modified to no longer suit our objectives, or if BlackRock manages the Circle Reserve Fund in a manner inconsistent with our reserve management standard (see ‘Business—Reserve management standard’), we may redeem our shares of the Circle Reserve Fund . . . .”

[20]	First Data Corporation, SEC No-Action Letter (Jan. 13, 2004)

Division of Corporation Finance U.S. Securities and Exchange Commission

be the primary component of its operating results. Alternatively, to the extent the Company does not view “reserve income” as its “operating results,” please clarify what factors have been “consistently emphasized” given reserve income appears to be, by far, the largest component of the Company’s income.

Response: The Company’s reserve income is a component of the Company’s revenues and therefore, the Company’s views such reserve income as a component of its overall operating results. As disclosed in the Amended Draft Registration Statement, the Company currently derives a large portion of its revenues from reserve income. However, for the reasons discussed in our response to the Staff’s comment 4 above, the fact that reserve income is currently a large contributor to the Company’s revenues does not indicate that the Company is or represents itself as being primarily engaged in the business of investing in securities. While the Company currently derives the vast majority of its revenues from reserve income, the Company’s cost base is large and related to building its stablecoin network and operating the infrastructure for its stablecoins. This network and infrastructure expansion is consistently discussed in its public representations of its business, and is core to the Company’s operating results. Hence, while reserve income is a component of operating results, because of the high costs of the Company’s primary operating business, such operating results bear no resemblance to those of an investment company that simply invests in securities as its primary business. Moreover, in its public representations, the Company has consistently emphasized that the primary purpose of its reserves is to preserve reserve assets and ensure liquidity for stablecoin holders, and not to generate income for Circle.21 Similarly, the Company’s public disclosures do not in any way suggest that the purpose of its reserve management infrastructure is to manage a portfolio of securities to earn income for the benefit of the Company’s shareholders.

The Company’s reserve income is currently a larger contributor to its revenues and operating results than in previous periods primarily because of the current environment of high interest rates. As an example of the contribution of reserve income to the Company’s revenues in a relatively lower interest rate environment, for the year ended December 31, 2021, the Company’s reserve income was approximately 34% of its total consolidated revenues. However, the Company does not view the current high interest rate environment, and the resulting higher levels of its reserve income, as a major driver of its business or future growth, and does not present it as such to the public. As discussed above, the Company’s fundamental objective for holding reserve assets is to ensure liquidity and preservation of reserves for its stablecoin holders, as opposed to any investment purpose, and the Company’s disclosures make clear that the Company is not obligated to hold reserves in the Circle Reserve Fund or any other securities, and is free to hold reserves in non-security instruments such as bank demand deposits.22

Furthermore, the Company consistently presents itself to the public as an operating company engaged in the business of helping businesses and financial institutions use digital assets for payments, commerce, and finance applications. That is how the Company’s websites and other public-facing materials universally depict its operations. The Company does not believe that its disclosures in any way suggest that trading and investing in securities is a primary Company activity. For example, the Company’s website and press releases typically refer to the Company as “a global financial technology firm” whose “transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications.” In the Amended Draft Registration Statement, the Company describes its industry position as: “The aggregate effect of [our] strengths solidifies our position as a market-leading brand in the digital asset and broader FinTech industries and provides Circle with a strong competitive moat relative to our competitors.”23 Indeed, the valuation of the Company’s common stock by an independent valuation firm engaged by the Company for IRC 409A purposes compared the Company’s multiples to other operating companies in the industry, such as FinTech companies and

[21]	See supra n. 17.
[22]	See supra n. 19.
[23]	See “Business—Our strengths” in the Amended Draft Registration Statement.

Division of Corporation Finance U.S. Securities and Exchange Commission

payment services companies. Furthermore, in a recent survey of prospective investors in equity securities of the Company conducted under Rule 163B, not a single investor identified a Rule 2a-7 Fund or other mutual fund as a comparable peer to the Company. Rather, the Company holds itself out, and is generally viewed by prospective investors, as being primarily engaged in operating a business in the FinTech and payment service industry, and not in the business of investing in the Circle Reserve Fund or other securities for the purpose of generating reserve income.

•

Please expand your discussion of the public representations of the Company’s policies to reflect the Company’s responses to the above-listed questions when evaluating whether the Company is primarily engaged in the business of investing in securities.

Response: Please see our response to the Staff’s comment in the first and second bullets above.

7.	We have the following comments regarding your discussion of the Company’s historical development as it relates to the Company’s analysis under section 3(a)(1)(A) of the 1940 Act:

•

Please discuss (i) whether the Company has reason to believe that, prior to the Company’s creation of the Circle Reserve Fund in 2022, the Company triggered the definition of an investment company under section 3(a)(1)(C) of the 1940 Act because of its holdings of “investment securities” as that term is defined in section 3(a)(2), including because of its holdings of certificates of deposit and corporate debt—or would have triggered such definition absent reliance on an exception from the definition of an investment company provided at, for example, section 3(c)(1) of the 1940 Act and (ii) if so, the approximate times that such an issue persisted.

Response: As discussed in the Company’s response dated October 4, 2021 to the Staff’s prior comments to the Company’s registration statement on Form S-4 that was subsequently withdrawn, the Company’s “investment securities” as defined in Section 3(a)(2) exceeded 40% of its total assets for the period from mid-May 2021 to mid-September 2021. As discussed in greater detail in such response the Company relied on the exemption under Section 3(b)(1) and was not an investment company during such period. The Company does not have reason to believe that it triggered the definition of an investment company under Section 3(a)(1)(C) of the 1940 Act during any other periods prior to the creation of the Circle Reserve Fund.

•

Please describe the approximate amount of time the Company has operated with substantially more than 55% of its non-cash assets composed of securities as that term is defined in section 2(a)(36) of the 1940 Act.

Response: The Company believes that since its launch of USDC in 2018, and with the 1:1 redemption requiring reserve assets, the Company has typically operated with substantially more than 55% of its non-cash assets composed of securities, as defined in Section 2(a)(36). The Company believes that historically it was not deemed to be an investment company under Section 3(a)(1)(A), for the reasons discussed in our responses above. Furthermore, the Company believes that historically, it was not deemed to be an investment company under Section 3(a)(1)(C) because it satisfied the assets and income tests under Rule 3a-1 (except for the period from mid-May 2021 to mid-September 2021, when the Company was not an investment company under Section 3(a)(1)(C) because it relied on the exemption under Section 3(b)(1), as noted above).

•

Please describe whether the Company has, in the past, ever earned any substantial amount of its income from sources other than securities as that term is defined in section 2(a)(36) of the 1940 Act. If so, please describe the approximate period of time and circumstances.

Response: Since the launch of USDC in 2018, there have been periods when the Company has earned a substantial amount of its income from sources other than securities, as defined in Section 2(a)(36). For example, for the year ended December 31, 2021, the Company’s reserve income was approximately 34% of its total consolidated revenues. The Company’s other revenue for that period consisted primarily of fees for transaction services, treasury services, USDC integration services, and revenue from the Company’s equity crowdfunding platform.

Division of Corporation Finance U.S. Securities and Exchange Commission

•

Please expand your discussion of the Company’s historical development to reflect the Company’s responses to the above-listed questions when evaluating whether the Company is primarily engaged in the business of investing in securities.

Response: Since beginning operations in 2013, the Company has been building fundamental technology for payments and banking in the age of digital assets and the internet, including the launch of USDC, a U.S. dollar-denominated stablecoin, in 2018 and EURC, a euro-denominated stablecoin, in 2022. Since 2018, the Company has continued to focus on building and promoting a suite of products that foster the expansion of its stablecoin usage across blockchain networks and that streamline the end-user experience with stablecoin transactions.

The Company has always, since the launch of USDC in 2018, maintained significant amounts of reserve assets in segregated accounts for the purpose of backing the Company’s issuance and redemption activity in respect of its stablecoins. Historically and currently, substantially all of such segregated assets are held as cash in bank demand deposits, shares of the Circle Reserve Fund, and/or U.S. government securities, except for a period of several months during fiscal year 2021 when a significant amount of such assets were also held in other forms of cash equivalents such as certificates of deposits and commercial paper as discussed above. The Company has since disposed of such instruments and for all periods since September 30, 2021, such segregated assets have only been held as cash in bank demand deposits, shares of the Circle Reserve Fund, and/or U.S. government securities, which the Company treats as neutral assets for purposes of the analysis under section 3(a)(1)(C) of the 1940 Act. The Company’s reserve assets (on which the Company earns reserve income) have always served to back its stablecoins, with the primary objective of preserving reserve assets and ensuring liquidity for stablecoin holders in furtherance of its primary operating business, as opposed to any investment purpose, which remains unchanged. Thus, this factor supports the position that the Company is not primarily engaged in the business of investing, re-investing, or trading in securities.

8.	Please be advised that we will continue to consider your response to comment 58 when your exhibits are filed by amendment and we may have further comments at that time.

Response: The Company acknowledges the Staff’s comment.

Founder’s letter, page 1

9.

Refer to your revised disclosure in response to comments 10 and 11. We continue to note that much of the language in your founder’s letter and Summary section appears promotional, rather than factual. We note, merely as examples, the following phrases and statements: “historic opportunity before us”; “game-changing leader”; “extraordinary team of people and executive leaders”; “highest velocity of innovation and new technology development that we have ever had as a firm”; “Operating as a U.S.-listed public company will continue to hold us to the highest standards of ethics, governance, and financial accountability”; “Now more than at any time in our history, a combination of technology readiness, regulatory clarity, and market need is creating an exceptional growth opportunity for the company”; “financial market infrastructures that comply with applicable regulations that are constantly evolving”; “The internet’s potential to transform today’s financial system cannot be overstated”; and “Stablecoins (like USDC) are the heart of the new internet financial system.” Please revise to provide a clear basis for such language or revise to remove it.

Response: The Company has revised the disclosure in the “Founder’s letter,” “Prospectus summary” and related sections of the Amended Draft Registration Statement.

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Glossary, page 5

10.

We note your revised disclosure on page 8 in response to comment 55 that, “Circle Mint is currently available only to institutions in select jurisdictions; Circle Mint is not available to individuals. . . An end-user of USDC or EURC that is not a Circle Mint customer cannot mint or redeem USDC or EURC directly from us. If eligible, such end-user may become a Circle Mint customer.” Please expand your disclosure here, or elsewhere as appropriate, to briefly describe the “select jurisdictions” in which Circle Mint is currently available and the eligibility requirements that an end-user must meet in order to become a Circle Mint customer.

Response: The Company has revised the disclosure on pages 8, 17 and 124 of the Amended Draft Registration Statement to provide additional information regarding Circle Mint, including the jurisdictions in which Circle Mint is currently available and the eligibility requirements and process for opening a Circle Mint account.

Prospectus summary

Circle’s stablecoin network in the new internet financial system, page 10

11.

We note your revised disclosure in response to comment 14 that although you intend to evaluate and consider various products that can earn fee-based revenues from time to time, you do not have any plans to launch additional products that are expected to generate material amounts of fee-based revenues at this time. To the extent known, please briefly describe any products that you intend to evaluate and consider from time to time and disclose any factors you will consider when determining whether and when to offer such products in the future.

Response: The Company advises the Staff that, as disclosed in the Amended Draft Registration Statement, the Company may seek to monetize the activity on the Company’s stablecoin network in the future. However, the nature of additional products that could generate material amounts of fee-based revenues cannot be provided with certainty at this time, as the outcome of the Company’s product development and evaluation process is inherently uncertain. The Company advises the Staff that, in evaluating such additional fee-based products, the Company intends to consider those factors typically considered by businesses seeking to launch new products, such as complexity and development costs, market opportunity, anticipated revenues, and the competitive landscape. If the Company launches or has plans to launch any additional product that is expected to generate material amounts of fee-based revenues prior to the effectiveness of the registration statement, the Company will amend the registration statement to describe such product.

Reserve management infrastructure, page 15

12.

On pages 15 and 120, you state that “Circle is not allowed under law to use the reserves for corporate purposes, to lend them, to borrow against them, or otherwise encumber them in any way” (emphasis added). Similarly, on page 27, you state that “Our Reserve Management Standard is designed to materially mitigate these risks by restricting the USDC reserve assets to cash and short-dated U.S. government obligations as required by law” (emphasis added). Please revise to provide a materially complete description of the law(s) you reference in these statements.

Response: The Company has revised the disclosure on pages 138-139 of the Amended Draft Registration Statement to provide additional disclosure regarding the regulations applicable to the Company under its licenses. In addition, the Company has revised the disclosure on pages 16, 28 and 123 of the Amended Draft Registration Statement to include a cross-reference to the “Business—Regulatory policy landscape” section to direct investors to the Company’s disclosure of the regulations referenced by the statements identified by the Staff.

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Circle Mint, page 16

13.	Please revise to disclose what fees you charge for standard redemptions in high volumes, and what constitutes high volume.

Response: The Company has revised the disclosure on pages 17 and 124 of the Amended Draft Registration Statement to disclose the fee and threshold for high-volume standard redemptions.

Risk Factors

Stablecoins may face periods of uncertainty, loss of trust, or systemic shocks..., page 27

14.

You state that in certain extreme cases, such as a request to immediately redeem all or substantially all of the USDC in circulation, the USDC reserve might not be sufficient to cover such redemption requests, and in such case, you “would have to use [your] own capital to make up any shortfall…” Please provide support for this statement, including clarifying whether you would be contractually obligated to do so.

Response: The Company has revised the disclosure on pages 28 and 138 of the Amended Draft Registration Statement to clarify the legal and contractual basis for the identified statement.

There is regulatory uncertainty regarding the classification of Circle stablecoins..., page 29

15.

Your revised disclosure in response to comment 20 appears to suggest that the “other fiat-currency-denominated payment stablecoins” you reference are only examples of other crypto assets that you have plans to introduce and/or commercially support. Please further revise your disclosure to specifically identify any crypto assets that you have plans to introduce and/or commercially support.

Response: The Company has revised the disclosure on page 33 of the Amended Draft Registration Statement to clarify that the Company has no current plans to introduce and/or commercially support additional digital assets.

Our customers’ funds and digital assets may fail to be adequately safeguarded by us..., page 35

16.

We note your response to comment 21. Please revise your risk factor disclosure to include a detailed quantitative description regarding the amount of insurance coverage for your crypto assets and your customers’ crypto assets. Additionally, please disclose the term of your insurance policy or policies and any renewal options.

Response: The Company has revised the disclosure on page 38 of the Amended Draft Registration Statement to disclose the term of the Company’s insurance policies. The Company respectfully advises the Staff that the Company considers insurance coverage limits to be commercially sensitive information, which, if disclosed, likely would cause substantial harm to the Company. For example, such disclosure could increase the likelihood that the Company becomes a target of malicious acts by third-party actors and could allow the Company’s competitors to obtain otherwise confidential information regarding the Company’s policies and operations. Furthermore, the Company respectfully advises the Staff that disclosure of insurance coverage limits is not necessary for a reasonable investor’s understanding of the Company’s business or evaluation of an investment in its common stock, as the Company has disclosed the types of losses covered by its insurance policies and the fact that the Company believes the amount of insurance coverage is reasonable for its business. Nonetheless, the Company undertakes to supplementally provide information regarding insurance coverage limits to the Staff upon request.

Our inability to maintain existing relationships with financial institutions..., page 37

17.

We note your revised disclosure in response to comment 6 that identifies BlackRock as the issuer of the Circle Reserve Fund and BNY Mellon as the custodian of the assets within the Circle Reserve Fund. In an appropriate section of the prospectus, please disclose the material terms of any agreement you have entered into with BNY Mellon in connection therewith. Also, please file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company advises the Staff that the Company is not party to any agreement with BNY Mellon regarding the Circle Reserve Fund. The Circle Reserve Fund’s investments and business operations are managed by BlackRock Advisors, LLC, as investment manager, subject to oversight of BlackRock Funds’ board of trustees. Accordingly, the engagement of the Circle Reserve Fund’s custodian is at the discretion of BlackRock Advisors, LLC and any agreement with BNY Mellon regarding its services as custodian would be between the Circle Reserve Fund and BNY Mellon, which agreement (if any) is unavailable to the Company as a shareholder of the Circle Reserve Fund.

18.

Please also revise to include a separately captioned risk factor addressing the counterparty risks associated with holding approximately 90% of USDC reserves in the Circle Reserve Fund, which is issued by BlackRock and custodied at BNY Mellon.

Response: The Company has revised the disclosure on pages 34-35 of the Amended Draft Registration Statement to address risks associated with the Circle Reserve Fund.

Insurance protection under the Securities Investor Protection Corporation..., page 42

19.

In your discussion of SIPC protection, please remove references to the term “insurance.” “Coverage” and in some cases “protection” are ordinarily more accurate characterizations of the relevant function of SIPC.

Response: The Company has revised the disclosure on page 44 of the Amended Draft Registration Statement to characterize the relevant function of SIPC.

Management’s discussion and analysis of financial condition and results of operations Key factors affecting operating results Distribution costs, page 86

20.	We note your response to comment 31 and your revised disclosures. Please address the following:

•

Revise your disclosure of the Coinbase Collaboration Agreement payment formula to clarify whether the platform holdings of USDC for both you and Coinbase are based on the period-end holdings disclosed in your key operating data on page 87 and in the distribution costs disclosure on page 86 or whether it is based on some average holdings. If based on average holdings, tell us your consideration for disclosing the average USDC holdings on your platform and that held outside your and Coinbase’s platforms.

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to clarify that the calculation of payments to Coinbase under the Collaboration Agreement is determined on a daily basis.

The Company has considered disclosure of average USDC holdings on the Company’s and Coinbase’s platforms but believes that such disclosure would not be material to potential investors and could cause confusion for potential investors. The percentage holdings of USDC on the Company’s platform, on Coinbase’s platform, and off both parties’ platforms is only one determinant of distribution costs. The daily USDC in circulation and the daily reserve return rate, the latter of which is impacted by the composition of reserve assets, significantly impact distribution costs. Accordingly, disclosure of average USDC holdings on the Company’s and Coinbase’s platforms would not be indicative of distribution costs. The Company believes that the existing disclosure of the percentage of USDC held on the Company’s platform, percentage of USDC held on Coinbase’s platform, and percentage of USDC held off both parties’ platforms as of the end of the periods presented provides investors with sufficient information to ascertain any material trends in distribution costs. Furthermore, the Company presents the amount of USDC held

Division of Corporation Finance U.S. Securities and Exchange Commission

on the Company’s platform as of the end of the periods presented as an indicator of the breadth of the Company’s platform, and the Company believes that presenting another similar measure (i.e., average USDC on the Company’s platform) could cause confusion.

•

As the amount of USDC on Coinbase’s platform appears to be a significant driver of your distribution costs and given that an investor can estimate the amount of USDC on Coinbase’s platform based on your disclosures about USDC outstanding, USDC on your platform, and USDC not on your platform or Coinbase’s platform, tell us your consideration for specifically disclosing the amount of USDC on Coinbase’s platform at period end, as well as average holdings in conjunction with your response to the preceding bullet.

Response: The Company has revised the disclosure on page 88 of the Amended Draft Registration Statement to include the percentage of USDC held on the Company’s platform, on Coinbase’s platform, and outside of Circle’s and Coinbase’s platforms, in each case, as of the end of the periods presented. The Company advises the Staff that it estimated the percentage of USDC held on Coinbase’s platform as the percentage of USDC that is not held on the Company’s platform and not held outside of the Company’s and Coinbase’s platforms, both of which were previously disclosed in the registration statement. The Company respectfully advises the Staff that the Company is unable to provide additional disclosure regarding the amount of USDC held on Coinbase’s platform, such as average USDC held on Coinbase’s platform, as such information is not publicly available and the Company believes such information could cause confusion for potential investors for the reasons stated above.

Key operating and financial indicators

USDC in circulation and average USDC in circulation, page 88

21.

We note your response to comment 37. Consistent with your response, please revise your disclosure about “access denied tokens” to clarify that the segregated bank account referred to in your disclosure is a component of your reserve funds and that you do not derecognize the associated liability until it is extinguished when either the funds are transferred to the relevant law enforcement or government body or when the access denial request is reversed and a subsequent redemption request is made by the stablecoin holder.

Response: The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to clarify the disclosure regarding “access denied tokens.”

USDC on platform, page 88

22.

We note your response to comment 40 and your revised disclosure on page 88 of how USDC on platform and your USDC safeguarding obligation reconcile. Based on your revised definition, it is unclear why your USDC safeguarding liability at December 31, 2022 would be greater than USDC on platform at that date. Please tell us and enhance your disclosure to explain, including the nature of non-custodial assets included in USDC on platform. Separately in your response, provide each component of USDC on platform and clarify what component, if any, of the USDC listed in your safeguarding liability on page F-29 is also included in your USDC on platform metric.

Response: The Company advises the Staff that its definition of USDC on platform at December 31, 2022 only included USDC held within the Company’s Circle Mint infrastructure and not other non-custodial products that utilize Multi-Party Computation (MPC) technology for which the Company has concluded it has a safeguarding obligation. Through the Collaboration Agreement effective August 2023, the definition of USDC on platform was expanded to include certain MPC products (e.g., Cybavo Vault and Programmable Wallets). As previously outlined in the response to the Staff’s prior comment #40, the Company considers corporate-held USDC on its platform to be part of USDC on platform but has concluded it does not have a safeguarding obligation for corporate-held USDC.

Division of Corporation Finance U.S. Securities and Exchange Commission

A breakdown of each component of USDC on platform and whether it is included in the safeguarding obligation for the periods presented is included in the table below:

As of December 31, 2022

Component	Amount (in thousands)	Included in USDC on platform?	Included in safeguarding obligation?
USDC held within Circle Mint	$531,473	Yes	Yes
USDC held within non-custodial wallets	$22,436	No	Yes
Corporate-held USDC	$5,307	Yes	No
Total USDC on platform	$536,780

As of December 31, 2023

Component	Amount (in thousands)	Included in USDC on platform?	Included in safeguarding obligation?
USDC held within Circle Mint	$239,248	Yes	Yes
USDC held within non-custodial wallets	$12,089	Yes	Yes
Corporate-held USDC	$273,485	Yes	No
Total USDC on platform	$524,822

The Company has revised the disclosure on page 91 of the Amended Draft Registration Statement to clarify the calculation of USDC on platform and explain the differences between USDC on platform and obligations related to safeguarding USDC.

Key components of revenue and expenses, page 89

23.

We note your response to comment 43. Please revise to clarify that you “mint” stablecoins (in lieu of “issue”), such as USDC and EURC when you receive the corresponding fiat currency from your customers, which are placed into segregated reservice accounts consistent with your description of Circle Mint on page 121.

Response: The Company has revised the disclosure on page 92 of the Amended Draft Registration Statement to clarify that the Company mints stablecoins upon receiving the corresponding fiat currency from its customers.

24.	We note your response to comment 64 and your revised accounting policy disclosure about digital asset impairment losses on page F-14. Please conform the related disclosure on page 92.

Response: The Company has revised the disclosure on page 94 of the Amended Draft Registration Statement to conform the disclosure regarding digital assets (gains) losses and impairment to the corresponding disclosure in the notes to the consolidated financial statements.

Results of Operations, page 93

25.

You disclose that the increase in distribution and transaction costs of $432.9 million or 150.8% in 2023 was primarily driven by a $443.2 million increase in distribution costs paid to Coinbase as a result of increases in reserve income. You also disclose that reserve income increased 94.4% in 2023 attributable to the increased average yields offset by average daily USDC in circulation. Please enhance your disclosure to more fully explain why distribution and transaction costs increased an incremental 56% more than the increase in reserve income, including the correlation on future trends. Refer to Item 303(b)(2) of Regulation S-K.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company has revised the disclosure on page 96 of the Amended Draft Registration Statement to explain the increase in distribution and transaction costs.

Liquidity and capital resources, page 100

26.	We note your response to comments 45 and 54 and your revised enhanced disclosures. Please revise your disclosures to address the following:

•	Clarify if and when your non-reserve liquidity sources are available to satisfy Circle Mint redemptions.

•	Summarize the provisions of Rule 2a-7 of the 1940 Act as they relate to daily and weekly liquid asset requirements.

•	Clarify how the liquidity requirements of Rule 2a-7 intersect with the maturities and composition of assets held by the Circle Reserve Fund.

•

Clarify that while the Circle Reserve Fund’s investments and business operations are managed by BlackRock Advisors, LLC as investment manager, subject to oversight of BlackRock Funds’ board of trustees, the determination to invest in the Circle Reserve Fund is based on your Reserve Management Standard as determined by your Reserve Management Committee and Reserve Management Infrastructure.

Response: The Company has revised the disclosure on pages 104-105 of the Amended Draft Registration Statement to provide additional information regarding the Circle Reserve Fund. The Company advises the Staff that, in response to the Staff’s comment #14, the Company has revised the Amended Draft Registration Statement to clarify that when proceeds from reserve assets are not sufficient to satisfy all redemption requests, the Company is required, under the laws governing its licenses and registrations as well as Circle stablecoins’ terms and conditions, to use its own capital to make up any shortfall.

27.

We note your response to comment 46 and that reserve assets segregated for the benefit of stablecoin holders in excess of deposits from stablecoin holders is related in part to reserve income that has not yet been transferred to corporate cash due to the timing of receipt and in part related to unprocessed customer deposits that have not yet been minted. Please address the following:

•

Tell us the amounts of reserve income to be transferred at December 31, 2023 and 2022, and how often such amounts are transferred to corporate cash. Tell us your consideration for separately disclosing these amounts as they appear to be available for your liquidity needs.

Response: The Company advises the Staff that it transfers cash related to reserve income from cash segregated for the benefit of stablecoin holders to corporate cash on a monthly basis, generally in the first week of each month. In January 2023 and 2024, the Company transferred $28.0 million and $5.7 million, respectively. In addition, the Company recorded $69.7 million and $100.5 million of dividends receivable associated with the Circle Reserve Fund as of December 31, 2022 and 2023, respectively, in Prepaid expenses and other current assets on the Consolidated Balance Sheets. Until these amounts are transferred from segregated accounts to the Company’s corporate cash accounts, it does not consider the cash to be available for liquidity needs. As such, the Company does not believe these amounts should be included as available liquidity.

•

Tell us your accounting for the unprocessed deposits that have not yet been minted. As these amounts contribute to the excess of reserve assets over the deposits from stablecoin holders liability tell us where you record the credit associated with the journal entry to record these receipts. Tell us your consideration for separately disclosing these amounts as they do not appear to be available for your liquidity needs.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company advises the Staff that it accounts for unprocessed deposits that have not been minted by debiting cash and cash equivalents segregated for the benefit of stablecoin holders and crediting a payable due to customers (presented in accounts payable and accrued expenses). Once the stablecoin is minted, the Company debits accounts payable and accrued expenses and credits deposits from stablecoin holders. As with any cash received for the minting of stablecoins, the Company does not consider these unprocessed deposits to be available for its liquidity needs. As such, the Company does not believe these amounts should be included as available liquidity.

28.

We note your response to comment 69, and that differences between Total USDC Reserve Assets as reported in your monthly third-party assurance report, cash and cash equivalents segregated for the benefit of stablecoin holders on your balance sheet and cash and Circle Reserve Fund assets on page 101 are due to the EURC reserve, corporate held stablecoins and timing differences. Please enhance your disclosures to explain how these reported amounts reconcile.

Response: With respect to the monthly assurance reports, the Company advises the Staff that these assurance reports are prepared with reference to NYDFS’s “Guidance on the Issuance of U.S. Dollar-Backed Stablecoins,” dated June 8, 2022, which requires assurance reports to include two report dates and mandates using the last business day of the month for the second report date. Using the last business day of the month for the monthly assurance report results in balances that regularly differ from the calendar month end date used for the Company’s consolidated financial statements. Moreover, the monthly assurance reports are prepared for individual stablecoins while the Company’s financial statements are prepared on a consolidated basis. Given these differences, the Company does not believe that a reconciliation between the attestation reports and the Company’s consolidated statements would provide material information to investors. Nonetheless, the Company has revised the disclosure on page 131 of the Amended Draft Registration Statement to clarify that the report dates in the attestation reports include the last business day of the applicable month.

With respect to the differences between cash and cash equivalents segregated for the benefit of stablecoin holders on the Company’s balance sheet and cash and Circle Reserve Fund assets as shown in the “Composition of USDC reserves” section, the Company advises the Staff that the former includes assets constituting EURC reserves and assets underlying access denied tokens and excludes assets underlying corporate-held USDC, while the latter includes only assets constituting reserves underlying USDC in circulation (including corporate-held USDC but excluding access denied tokens). In addition, the amounts differ because of timing and settlement differences, such as reserve income earned but not yet transferred to corporate cash and timing differences of cash receipts and payments related to the minting and redemption process. Given these differences, the Company does not believe that a reconciliation between the attestation reports and the Company’s consolidated statements would provide material information to investors. Nonetheless, the Company has revised the disclosure on page 104 of the Amended Draft Registration Statement to clarify the information presented in the “Composition of USDC reserves” section.

Composition of stablecoin reserves, page 101

29.

We note your revised disclosure in response to comment 27 and partially reissue the comment. As previously requested, please revise to disclose the material terms of any agreement that you have with BlackRock, or advise otherwise. If applicable, please also file the same as an exhibit to the registration statement or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company advises the Staff that, in April 2022, the Company entered into a memorandum of understanding with BlackRock (the “MOU”). In the MOU, the parties expressed their non-binding

Division of Corporation Finance U.S. Securities and Exchange Commission

intention to collaborate in a number of areas relating to stablecoins, including exploring, over the term of the MOU (which has a term of three years), capital market applications for USDC. In addition, the Company appointed BlackRock as manager of USDC reserves and to manage USDC cash reserves, other than up to 20% of USDC cash reserves that the Company may keep in bank deposits. The Company granted BlackRock a right of first refusal to be the preferred asset manager for similar arrangements for cash reserves of other stablecoins that the Company may issue, and the Company granted BlackRock the right to notice of certain material capital and strategic transactions the Company may undertake. Further, subject to BlackRock’s internal approvals and SEC registration, BlackRock anticipated launching an SEC-registered money market fund that is specific to the Company and which would invest in high-quality assets in compliance with a government money market fund under Rule 2a-7 of the 1940 Act; the Company anticipated subscribing to the fund after its registration with the SEC. Pursuant to this term, the Circle Reserve Fund was launched in 2023. Other than the MOU, there is no agreement between the Company and BlackRock relating to the Circle Reserve Fund.

The Company respectfully advises the Staff that it does not believe that it is required to file the MOU with BlackRock as an exhibit under Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K requires the filing of, among others, (i) any contract not made in the ordinary course of business that is material to the registrant and is either (a) to be performed in whole or in part at or after the filing of the registration statement or (b) entered into not more than two years before the date of the filing of the registration statement and (ii) any contract upon which the registrant’s business is substantially dependent.

The Company respectfully advises the Staff that the MOU was made in the ordinary course of the Company’s business. Specifically, as the issuer of USDC, the Company routinely enters into a variety of contracts with third parties relating to aspects of its stablecoin network, including those related to reserve management. Such contracts should be contrasted with activities such as significant mergers, acquisitions, or dispositions that may fall outside the ordinary course of the Company’s business. Furthermore, the Company respectfully advises the Staff that the Company’s business is not substantially dependent on the MOU. First, as noted above, the Company and BlackRock’s intention to collaborate relating to stablecoins was not binding on either party. Second, the market for investment management services is highly competitive, and there are other asset managers with whom the Company could partner to manage USDC reserve assets, and thus, in the event of a termination or other loss of its cash reserve management services with BlackRock, it would be able to replace the services provided by BlackRock with other existing or new partners and to continue to operate its business, in each case, without substantial delay or interruption, and without a material impact on its financial position or results of operations. Third, in addition to the MOU’s provisions relating to the Circle Reserve Fund not being binding on either party, as disclosed in the Amended Draft Registration Statement, the Company retains sole discretion of whether to invest in the Circle Reserve Fund. Accordingly, the MOU does not impose obligations that are material to and enforceable against the Company and thus the Company does not believe that it is required to be filed as an exhibit to the Amended Draft Registration Statement under Item 601(b)(10) of Regulation S-K.

If the MOU were to become a material agreement of the Company or if the Company enters into an agreement with BlackRock that is a material agreement of the Company, the Company undertakes to file such agreement as an exhibit under Item 601(b)(10) of Regulation S-K.

30.

We note your revised disclosure on page 101 that “[d]ecisions regarding the allocation of stablecoin reserves across reserve assets are informed by factors such as [...] any internally or externally imposed thresholds...” Please further revise to explain what you mean by “internally or externally imposed thresholds.”

Response: The Company has revised the disclosure on pages 103-104 of the Amended Draft Registration Statement.

Warrants, page 103

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31.

We note your response to comment 49. Notwithstanding the confidentiality provisions in your warrants, it remains unclear to us why the identities of the commercial counterparty and the digital asset exchange that were granted warrants is not material information required to be disclosed to investors. Therefore, we reissue the comment. Please identify the commercial counterparty and the digital asset exchange or explain why you are not required to do so.

Response: The Company respectfully advises the Staff that disclosure of the identities of the warrantholders is not necessary for a reasonable investor’s understanding of the warrants or evaluation of an investment in its common stock, as the Company has disclosed the terms of the warrants (including the number of shares issuable upon exercise of the warrants, the exercise price, and the exercise term). The existing disclosure of the warrants allows a potential investor in the Company’s proposed public offering to understand the warrants’ potential dilutive impact on such investors’ investment. Furthermore, in disclosing the number of shares to be outstanding after the proposed public offering in the “Prospectus summary—The offering” section of the Amended Draft Registration Statement, the Company explains that the shares issuable upon exercise of the warrants are excluded from this calculation and quantifies such number of shares issuable as well as the weighted-average exercise price, providing clear disclosure of the warrants’ potential dilutive impact on potential investors. Furthermore, the Company respectfully advises the Staff that the warrantholders do not and, even assuming the exercise in full of the warrants, would not beneficially own 5% or more of the Company’s common stock immediately prior to the completion of the proposed offering, and that the warrantholders are not affiliated with any of the Company’s directors or executive officers. As a result, the Company does not believe that it is required to disclose the identities of the warrantholders or that such disclosure would be material to an investor in its common stock.

Quantitative and qualitative disclosures about market risk, page 108

32.	We note your revised disclosure provided in response to comment 51. Please address the following:

•

As you have elected to provide a sensitivity analysis of the impact of hypothetical changes in interest rates on reserve income and distribution and transaction costs, tell us how providing the impact on your results for the year ended December 31, 2023 complies with the requirement in Item 305(a)(1)(ii)(A) to disclose the impact on future earnings, fair values or cash flows.

Response: The Company has revised the disclosure on pages 111-112 of the Amended Draft Registration Statement to provide the sensitivity analysis covering the twelve-month period following the date of the audited financial statements included in the Amended Draft Registration Statement.

•

As you disclose at the bottom of page 84 carrying over to page 85 that increasing interest rates is correlated with declines in USDC in circulation, tell us why you do not include this inverse relationship in your calculation of the impact of the disclosed hypothetical changes in interest rates.

Response: The Company advises the Staff that it is unable to include the impact of changes in interest rates on USDC in circulation in its sensitivity analysis. Although fluctuations in interest rates impact reserve return rates and reserve return rate is a contributing factor to reserve income, the other contributing factor to reserve income—USDC in circulation—is inherently difficult to predict given the uncertainties in end-user and customer behavior. For example, although interest rates are positively correlated with the opportunity cost of holding USDC versus other financial instruments, given the utility of USDC as a means for the exchange of value, an increase in interest rates does not necessarily result in a decrease in USDC in circulation (and vice versa). Any relationship between interest rates and USDC in circulation is complex, highly uncertain, and unproven. Furthermore, although there have been interest rate fluctuations in the past few years, these changes have often occurred during times of significant macroeconomic change and disruptions in the digital assets industry, such as the onset of the COVID-19 pandemic, failures of mid-sized banks, and collapse of certain digital assets companies. As a result, the

Division of Corporation Finance U.S. Securities and Exchange Commission

Company does not believe that historical observations of changes in USDC in circulation at times of interest rate fluctuations can be used to model the impact of potential future changes in interest rates. Given these challenges, the Company believes that it is appropriate in its sensitivity analysis to assume no changes in USDC in circulation.

Business

Circle’s stablecoin network in the new internet financial system, page 111

33.

In response to comment 13, you provide recent examples of institutions that you have partnered with (e.g., Grab, Mercado Libre, Nubank, and Coins.ph). Please further revise to provide illustrative examples of how your related contractual agreements, if any, with such partners are structured (e.g., payment terms, duration, etc.).

Response: The Company has revised the disclosure on pages 13 and 115 of the Amended Draft Registration Statement to provide additional information regarding the Company’s partnerships, including their terms and the factors that influence the payments that the Company makes in these partnerships. The Company confirms to the Staff that none of the agreements governing these partnerships constitute material contracts within the meaning of Item 601(b)(10) of Regulation S-K, as they were made in the ordinary course of business and the Company’s business is not substantially dependent on any of these partnerships.

Trends driving adoption of stablecoins and the internet financial system

Identity and compliance standards, page 116

34.

On page 117, you refer to “rules adopted by the Financial Action Task Force.” Please revise this sentence to refer to recommendations of the Financial Action Task Force, since the Financial Action Task Force does not adopt rules in any jurisdiction.

Response: The Company has revised the disclosure on page 120 of the Amended Draft Registration Statement to refer to the recommendations of the Financial Action Task Force.

Reserve management infrastructure, page 120

35.

We note your added disclosure in response to comment 26 that your Reserve Management Standard is “designed to closely follow” the NYDFS guidelines for stablecoin reserves. Please revise to briefly describe the NYDFS guidelines for stablecoin reserves and clarify any respects in which your Reserve Management Standard differs from such guidelines.

Response: The Company has revised the disclosure on page 129 of the Amended Draft Registration Statement to clarify that the Company’s reserve management standard is consistent with the NYDFS guidelines for stablecoin reserves (as well as all other applicable regulations) and the disclosure on pages 138 and 140-141 of the Amended Draft Registration Statement to provide additional information on the NYDFS guidelines for stablecoin reserves and requirements for stablecoin reserves under the Markets in Crypto Assets Regulation (“MiCAR”), respectively.

36.

We also note your added disclosure in response to comment 26 that, “Our Reserve Management Committee, with assistance from our Treasurer, reserve management operations team, and our Chief Financial Officer, oversees our stablecoin reserve management programs and must approve all material changes to our Reserve Management Standard.” Please further revise to briefly discuss how the Reserve Management Committee functions, including, without limitation:

•	How many members are on the committee;

•	How the committee members are selected;

Division of Corporation Finance U.S. Securities and Exchange Commission

•	How often the committee meets to consider changes to your stablecoin reserve management programs; and

•	What the committee considers to be “material changes” to your Reserve Management Standard and examples of any such changes in the past.

Response: The Company has revised the disclosure on pages 129-130 of the Amended Draft Registration Statement to provide additional information regarding its reserve management committee.

Collaboration with Coinbase, page 130

37.

We acknowledge your response to comment 33. Please provide us a more robust description of the services provided by Coinbase under your 2023 and 2018 agreements. In your response tell us how the formulas used to calculate the fees payable to Coinbase are consistent with the services you identify. For example, to the extent you have determined Coinbase provides distribution services, tell us how a formula based on USDC outstanding on the Coinbase platform is consistent with that identified service.

Response: With respect to the Collaboration Agreement, the Company has revised the disclosure on page 135 of the Amended Draft Registration Statement to identify the services provided by Coinbase under the Collaboration Agreement. The Company respectfully advises the Staff that although the Company and Coinbase established the Centre Consortium as a joint venture in 2018, the terms governing the reserve allocation and revenue sharing arrangements between the Company and Coinbase, as well as the operation of the Centre Consortium, were memorialized in June 2019 primarily by an operating agreement, a reserve balancing policy, a reserve allocation side agreement, and a reserve balancing policy side agreement, in each case, as subsequently amended and supplemented as applicable (collectively referred to as the “Centre Consortium agreements”). With respect to the Centre Consortium agreements, as disclosed on pages 134-135 of the Amended Draft Registration Statement, Coinbase did not have any specific obligations to distribute or otherwise transact upon USDC once issued by the Company. However, the payment structure of the Centre Consortium agreements provided incentives for Coinbase to distribute USDC.

With respect to the characterization of payments made to Coinbase as distribution costs, the Company advises the Staff that the payments made under the Collaboration Agreement incentivize the adoption of USDC both on and outside of the Coinbase platform. Elements of distribution services such as supporting the resale of USDC and participating in public policy activities contribute to the growth of USDC in circulation by increasing demand and use of USDC in the digital asset ecosystem both on and outside of the Coinbase platform. Featuring USDC within Coinbase’s products and supporting the expansion of custody use cases relate to increasing the amount of USDC held on the Coinbase platform. A payment formula based on USDC outstanding both on and outside of the Coinbase platform aligns the incentives paid for the services noted above with the benefits to the Company of growing the USDC ecosystem and increasing USDC liquidity.

38.	In order to help us to continue to assess your response to comment 33, please supplementally provide us full copies of both the 2023 and 2018 agreements with Coinbase.

Response: The Company will contact the Staff to supplementally provide to the Staff unredacted copies of both the Collaboration Agreement and the Centre Consortium agreements with Coinbase.

39.	We note your added disclosure in the penultimate paragraph on page 131 in response to comment 7. Please further revise this paragraph to address the following points:

•	Describe the “certain third-party management fees” you reference in the second sentence.

•	Delete the qualification “generally” preceding your disclosure regarding the payment terms under the Collaboration Agreement and instead disclose any specific exceptions.

Division of Corporation Finance U.S. Securities and Exchange Commission

•	Quantify the “portion” of the payment base you retain in consideration of your role as stablecoin issuer.

•	Describe the “certain conditions” under the Collaboration Agreement that permit either party to launch new stablecoins using the Licensed Marks.

•	Describe the “certain conditions” under which the Collaboration Agreement is automatically renewable and disclose the term for which it is renewable.

Response: The Company has revised the disclosure on page 135 of the Amended Draft Registration Statement to provide additional information regarding the Collaboration Agreement. The Company did not quantify the issuer retention amount, as the Company considers such information to be commercially sensitive information, which, if disclosed, likely would cause substantial harm to the Company. For example, such disclosure could reduce the Company’s ability to effectively negotiate collaboration or similar agreements with third parties in the future, and would divulge competitively sensitive information to the Company’s competitors. Furthermore, the Company respectfully advises the Staff that, as the Company has amended the disclosure in the Amended Draft Registration Statement to disclose the purpose of the issuer retention, the quantification of the issuer retention amount is not necessary for a reasonable investor’s understanding of the Company’s business or evaluation of an investment in its common stock.

Consolidated Statements of Cash Flows, page F-8

40.	We note your response to comment 60. Please revise the caption of your deposits held for stablecoin holders to clearly indicate that it reflects deposits net of redemptions.

Response: The Company acknowledges the Staff’s comment and, in a future amendment to the Amended Draft Registration Statement, will revise the caption of “Deposits held for stablecoin holders” in its Consolidated Statements of Cash Flows to “Net changes in deposits held for stablecoin holders” and make corresponding revisions throughout the registration statement.

Note 2. Summary of significant accounting policies

Assets segregated for the benefit of stablecoin holders, page F-11

41.

We note your response to comment 54 and your disclosure on page F-12 related to your accounting for your investments in the Fund. Please expand on your response to the fifth bullet of comment 54 regarding the application of the equity method. In your response:

•	Tell us why you limit your consideration of the ability to exercise significant influence to the guidance in ASC 323-10 that applies to corporate entities;

Response: The Company advises the Staff that its investment in the Circle Reserve Fund is represented by shares (designated “institutional shares”) in a Massachusetts business trust. The Circle Reserve Fund does not meet the scope exemptions provided for in ASC 323-10-15-5. As such, the Company evaluated whether it has significant influence over the Circle Reserve Fund based on ASC 323-10.

•	Tell us your consideration of the guidance in AC 323-30-25-1;

Response: The Company advises the Staff that ASC 323-30-25-1 is not applicable to its investment in the Circle Reserve Fund because the Circle Reserve Fund is not a partnership, unincorporated joint venture, or limited liability company that maintains specific ownership accounts for each investor.

•	Elaborate on how you determined that you are unable to exert significant influence despite the fact that you are the sole owner of the Fund; and

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: Under ASC 323-10-15-8, “an investment … of 20 percent or more of the voting stock of an investee shall lead to a presumption that in the absence of predominant evidence to the contrary an investor has the ability to exercise significant influence over an investee” (emphasis added). The Company considered the guidance in ASC 323-10-15-10 and 15-11, which states in part that “an investor with ownership of 20 percent or more shall evaluate all facts and circumstances relating to the investment to reach a judgment about whether the presumption that the investor has the ability to exercise significant influence over the investee’s operating and financial policies is overcome.” Based on the following considerations, the Company determined that, despite the presumption that it has significant influence in the Circle Reserve Fund, there is predominant evidence that it does not have significant influence based on the following factors:

•

Although the Company owns 100% of the shares of the Circle Reserve Fund, these shares have no substantive voting rights. All significant decisions over the Circle Reserve Fund are made by BlackRock Advisors, LLC, as investment manager, subject to oversight of BlackRock Funds’ board of trustees. As such, the shares of the Circle Reserve Fund do not represent “voting stock” as specified in ASC 323-10-15-8.

•

The Company does not control any members of BlackRock Funds’ board of trustees, which consists of thirteen individuals, eleven of whom are not “interested persons” under the 1940 Act and referred to as “Independent Trustees” in the Circle Reserve Fund prospectus. BlackRock Funds’ board of trustees is the board for many of BlackRock’s funds within the same series, of which the Circle Reserve Fund is only one of numerous other funds. Therefore, it is unlikely that the Company would be able to gain representation on the BlackRock Funds’ board of trustees. The Company also does not have an intent to seek representation on the BlackRock Funds’ board of trustees.

•

The Circle Reserve Fund and its business operations are managed by BlackRock Advisors, LLC, as investment manager, subject to oversight of BlackRock Funds’ board of trustees (on which the Company holds no seats), and BlackRock is the legal fiduciary for the Circle Reserve Fund. As such, it is solely responsible for the investments and other management activities of the Circle Reserve Fund. Even if the Company were to have some authority to instruct or otherwise influence BlackRock by virtue of owning 100% of the shares of the Circle Reserve Fund, BlackRock has sole and absolute discretion to determine whether to take that instruction and would need to consider the prudence of doing so through its role as fiduciary.

•

The securities purchased by the Circle Reserve Fund are subject to the quality, diversification, and other requirements of Rule 2a-7 under the 1940 Act, and other rules of the Commission. The Circle Reserve Fund will only purchase securities that present minimal credit risk as determined by BlackRock Advisors, LLC pursuant to guidelines approved by the BlackRock Funds’ board of trustees. In other words, the Company does not have significant influence because the level of decision-making over the Circle Reserve Fund is limited, and the investment adviser, not the Company, ultimately makes the decisions within the boundaries of Rule 2a-7.

The Company also considered the nature of the Circle Reserve Fund in the overall context of U.S. GAAP. The Circle Reserve Fund is a government money market fund under Rule 2a-7 under the 1940 Act and holds a portfolio of U.S. Treasury securities with remaining maturities of three months or less, overnight U.S. Treasury repurchase agreements, and cash. The ASC Master Glossary definition of cash equivalents specifically includes money market funds as an example of a cash equivalent with no consideration regarding the investor’s ownership interest in the money market fund. As such, the Company’s classification of the Circle Reserve Fund as a cash equivalent is consistent with the definition of a cash equivalent.

•

Tell us how you considered the need to provide financial statements for the Fund under Rule 3-09 of Regulation S-X and to provide summary disclosures under Rule 4-08(g) of Regulation S-X and ASC 323-10-50-3c.

Division of Corporation Finance U.S. Securities and Exchange Commission

Response: The Company advises the Staff that it does not believe that the Circle Reserve Fund is subject to Rule 3-09 or Rule 4-08(g) of Regulation S-X as it is not accounted for using the equity method for the reasons described above. Section 2405.2 of the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) states, in part: “Since the issuance of S-X 3-09 and S-X 4-08(g), U.S. GAAP has been revised to require consolidation by a parent of a ‘subsidiary.’ Therefore, the requirement in S-X 3-09 related to ‘subsidiaries not consolidated’ no longer has practical application.” In addition, Section 2405.3 of the FRM states that “The staff interprets ‘50% or less-owned persons’ to refer to an investment accounted for using the equity method (even if voting ownership exceeds 50%).” Similarly, Section 2420.2 of the FRM refers to Sections 2405.2 and 2405.3 with respect to the application of Rule 4-08(g). The applicability of Rules 3-09 and 4-08(g) notwithstanding, the Company has referred to BlackRock’s website with information regarding the Circle Reserve Fund in the “Composition of USDC reserves” section of the Amended Draft Registration Statement. BlackRock publishes annual audited and semi-annual unaudited financial statements of the Circle Reserve Fund along with other information on its website. The Company does not believe that the disclosures in accordance with ASC 323-10-50-3c are relevant or required to be provided as its investment in the Circle Reserve Fund is not in scope of ASC 323.

Cash equivalents segregated for corporate held stablecoins, page F-12

42.	We note your response to comments 61 and 71. Please address the following:

•

Enhance your accounting policy to disclose how you account for corporate held stablecoins, including when such amounts are transferred to third-parties to settle transactions such as payment of distribution costs related to the Collaboration Agreement with Coinbase and the payment for distribution incentives to market makers;

Response: The Company acknowledges the Staff’s comment and, in a future amendment to the Amended Draft Registration Statement, will revise the identified accounting policy as follows (additions are underlined and deletions are represented by strikethrough):

Deposits from stablecoin holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the Consolidated Balance Sheets. As a licensed money transmitter, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one-for-one basis for U.S. dollars or euros, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. With the exception of general stablecoin holders subject to specific regulatory requirements such as those in the European Union, the Company does not redeem Circle stablecoins from stablecoin holders who are not Circle Mint customers. However, Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers, remittance providers, superapps and commerce companies, and as such Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed. Deposits from stablecoin holders do not include amounts associated with corporate-held stablecoins. Cash associated with such corporate-held stablecoins are presented as Cash and cash equivalents segregated for corporate-held stablecoins on the Consolidated Balance Sheets. When the Company makes payments for goods and services in the form of corporate-held stablecoins, the Company records an associated Deposit from stablecoin holders and records the cash associated with such stablecoins as Cash and cash equivalents segregated for stablecoin holders.

Division of Corporation Finance U.S. Securities and Exchange Commission

As of December 31, 2023 and 2022, the Company’s eligible liquid assets, which solely consist of cash and cash equivalents and short-term U.S. government obligations, were greater than the aggregate amount of custodial funds due to customers.

•

Tell us how much of the $691.3 million and $248.1 million of fees under your agreements with Coinbase in 2023 and 2022, respectively, were paid in corporate held USDC. Tell us how you reflected USDC payments to Coinbase in your cash flow statements; and

Response: The Company advises the Staff that all distribution costs related to the Collaboration Agreement with Coinbase for the periods presented were paid in corporate-held USDC. On the cash flow statements, this USDC payment is reflected in operating activities as changes in the Accounts payable and accrued expenses line or directly in Net income (loss) on the statement of cash flows and a corresponding financing activity in the Net changes in deposits held for stablecoin holders line (formerly Deposits held for stablecoin holders).

•

Confirm, if accurate, that although you do not record a deposit from stablecoin holders obligation for corporate held stablecoins, you do reflect them in your USDC in circulation metric. If so, revise your disclosure of USDC in circulation on pages 80 and 88 to clarify. If not, tell us why your USDC in circulation at December 31, 2023 of $24,485 million exceeds your $24,276 million liability for deposits from stablecoin holders for both USDC and EURC on your consolidated balance sheet.

Response: The Company confirms to the Staff that, although the Company does not record a deposit from stablecoin holders obligation for corporate-held stablecoins, the Company reflects them in USDC in circulation. The Company has revised the disclosure on page 90 of the Amended Draft Registration Statement to clarify that the amount of USDC in circulation includes corporate-held USDC and disclose the amount of corporate-held USDC as of December 31, 2023 and 2022.

Deposits from stablecoin holders, page F-16

43.

We note your response to comment 65 and your revised disclosures on page F-11 for Assets segregated for the benefit of stablecoin holders, effectively that under applicable regulatory requirements and commercial laws you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. Please address the following:

•

Since redemptions are tied to your underlying deposit obligations, also disclose in your Deposit from stablecoin holders policy footnote that you do not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers.

Response: The Company acknowledges the Staff’s comment and, in a future amendment to the Amended Draft Registration Statement, will revise the identified note to the consolidated financial statements as follows (additions are underlined and deletions are represented by strikethrough):

Deposits from stablecoin holders

Funds received from customers from the issuance of Circle stablecoins represent claims which are reflected as a liability classified as Deposits from stablecoin holders on the Consolidated Balance Sheets. As a licensed money transmitter, Circle is obligated to redeem all Circle stablecoins presented by Circle Mint customers on a one-for-one basis for U.S. dollars or euros, except in limited circumstances, such as when prohibited by law or court order or instances where fraud is suspected. As such, the Company does not have an unconditional right to deny Circle stablecoin redemption requests from Circle Mint customers. With the exception of general stablecoin holders subject to specific regulatory requirements such as those in the European Union, the Company does not redeem Circle stablecoins from stablecoin holders who are not Circle Mint customers. However, Circle stablecoins are supported by numerous global digital asset exchanges and marketplaces, including neo-banks, brokerages, payment providers,

Division of Corporation Finance U.S. Securities and Exchange Commission

remittance providers, superapps and commerce companies, and as such Circle stablecoin holders could transact with Circle Mint customers, ultimately allowing the Circle stablecoins to be redeemed. Deposits from stablecoin holders do not include amounts associated with corporate-held stablecoins. Cash associated with such corporate-held stablecoins are presented as Cash and cash equivalents segregated for corporate-held stablecoins on the Consolidated Balance Sheets. When the Company makes payments for goods and services in the form of corporate-held stablecoins, the Company records an associated Deposit from stablecoin holders and records the cash associated with such stablecoins as Cash and cash equivalents segregated for stablecoin holders.

As of December 31, 2023 and 2022, the Company’s eligible liquid assets, solely consist of cash and cash equivalents and short-term U.S. government obligations, were greater than the aggregate amount of custodial funds due to customers.

•	As it relates to EURC, tell us what regulatory requirements and commercial laws preclude you from having an unconditional right to deny redemption from Circle Mint accountholders.

Response: The Company advises the Staff that, as disclosed on pages 9 and 140 of the Amended Draft Registration Statement, under MiCAR, the Company is obligated to redeem all EURC presented to it for redemption. Therefore, the Company concluded that it does not have an unconditional right to deny redemption requests for EURC.

44.

Please tell us and enhance your disclosures, here and throughout your filing, to clarify if distributors, based on the terms of the underlying agreements such as Coinbase, are also Circle Mint customers and your obligations to redeem Circle stablecoins minted through any distributors who are not Circle Mint customers.

Response: The Company advises the Staff that distributors of Circle stablecoins generally perform services in support of growing the Circle stablecoin ecosystem and increasing such stablecoins’ liquidity by growing USDC in circulation and the usage of Circle stablecoins on their platforms. While Coinbase is a Circle Mint customer, it is not a prerequisite for a distributor to be a Circle Mint customer as distribution-related services can be performed without a Circle Mint account.

The Company further advises the Staff, as disclosed in the Amended Draft Registration Statement, only Circle Mint customers can mint Circle stablecoins; thus, it is not possible for Circle stablecoins to be minted by an entity that is not a Circle Mint customer (regardless of whether such entity is a distributor). With respect to the Company’s redemption obligations, the Company advises the Staff that, as disclosed in the Amended Draft Registration Statement, the Company redeems for Circle Mint customers as well as, under MiCAR, for end-users that are not Circle Mint customers in its role as the redeemer of last resort. Whether a holder of a stablecoin is a distributor does not change the Company’s redemption obligations.

The Company has considered the Staff’s comment related to enhancing disclosure. However, as distributor status does not change the ability to mint or redeem Circle stablecoins, the Company does not believe that such disclosure enhancement is necessary.

* * *

Please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com or Dan Gibbons at (212) 450-3222 or dan.gibbons@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

CC: Jeremy Allaire

Heath Tarbert

   Circle Internet Group, Inc.